UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mobile Infrastructure Corporation

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

55387R 107

(CUSIP Number)

Manuel Chavez, III

Chief Executive Officer

Color Up, LLC

30 W. 4th Street

Cincinnati, Ohio 45202

Tel: (513) 834-5110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

F. Mark Reuter

Allison A. Westfall

Keating Muething & Klekamp PLL

1 East 4th Street, Suite 1400

Cincinnati, Ohio 45202

August 23, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Color Up, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,624,831
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,624,831
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON OO (Limited liability company)

1	NAMES OF REPORTING PERSONS Manuel Chavez, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Stephanie Hogue
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS Jeffrey Osher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,624,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS HSCP Strategic III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,624,831
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,624,831
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.81%; See Item 5
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

This Amendment No. 5 to the Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2021, Amendment No. 2 filed on October 12, 2021, Amendment No. 3 filed on November 8, 2021, and Amendment No. 4 filed on November 9, 2021 (collectively, the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Mobile Infrastructure Corporation, a Maryland corporation formerly known as The Parking REIT, Inc. (“Mobile” or the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 1.                  Security and Issuer

Item 1 of the Statement is amended by updating the Issuer’s principal executive office as 30 W. 4th Street, Cincinnati, Ohio 45202.

Item 2.                  Identity and Background

Item 2 of the Statement is amended by updating the principal business address of Color Up, Chavez and Hogue as 30 W. 4th Street, Cincinnati, Ohio 45202. Item 2 of the Statement is also amended by updating Hogue’s title as President and Chief Financial Officer of the Issuer.

Item 4.                 Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following:

            Agreements Related to the Reporting Persons’ Common Stock

            On August 23, 2022, the Issuer and the Operating Partnership entered into a First Amendment to Employment Agreement with each of Chavez and Hogue pursuant to which, among other things, each of Chavez and Hogue acknowledged that: (i) the Issuer’s grant of LTIP Units of the Operating Partnership pursuant to a LTIP Unit Agreement (each, an “LTIP Agreement”) to each of Chavez and Hogue is in lieu and full satisfaction of the Company’s obligation to issue to them restricted shares of Common Stock as set forth therein; (ii) the Compensation Committee of the Board has the discretion to award any compensation pursuant to the Employment Agreements in shares of Common Stock or in limited partnership units of the Operating Partnership; and (iii) the potential merger of the Issuer with or into Mobile Infrastructure Trust, a Maryland real estate investment trust, will not constitute a Change in Control (as defined in the Employment Agreements).  Pursuant to the LTIP Agreement, Chavez and Hogue were awarded 170,213 and 102,128 LTIP Units of the Operating Partnership, respectively, subject to the vesting and other terms and conditions set forth in the applicable LTIP Agreement. The LTIP Units will vest in full only upon the occurrence of a Liquidity Event (as defined in the Employment Agreements) prior to August 25, 2024, provided that the executive remains continuously employed with the Issuer, the Operating Partnership or an affiliate on the date of the Liquidity Event, unless the executive is terminated by the Issuer, the Operating Partnership or such affiliate without Cause (as defined in the Employment Agreements) or resigns for Good Reason (as defined in the Employment Agreements) within one hundred and eighty (180) days of a Liquidity Event, in which case, the LTIP Units will vest in full upon such Liquidity Event. The LTIP Units are a class of

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partnership interest of the Operating Partnership. Once vested, each LTIP Unit is convertible at the option of the holder into an OP Unit on a one-for-one basis after the applicable holding period set forth in the Partnership Agreement. Each OP Unit acquired upon conversation of an LTIP Unit is redeemable by the holder for shares of Common Stock of the Issuer on a one-for-one basis. The Company may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed partnership unit.

            Agreements Related to the Reporting Persons’ OP Units

            On May 27, 2022, the Issuer, the Operating Partnership and each of Chavez and Hogue entered into a Performance Unit Agreement pursuant to which Chavez and Hogue were awarded 937,500 and 562,500 Performance Units of the Operating Partnership, respectively, which shall vest only to the extent that certain performance criteria are met during the performance periods, as further set forth in the Performance Unit Agreements. Once vested, the Performance Units are convertible into OP Units on a one-to-one basis after the applicable holding period set forth in the Partnership Agreement. OP Units are redeemable for shares of Common Stock of the Issuer on a one-for-one basis. The Company may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed partnership unit.

            Also on May 27, 2022, the Issuer, the Operating Partnership and Mr. Osher entered into a LTIP Unit Agreement pursuant to which Osher was granted 2,092 LTIP Units of the Operating Partnership, as a non-employee director of the Issuer, with respect to his accrued but unpaid director compensation fees as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021. The LTIP Units vest ratably over three years from the date of grant, subject to the terms and conditions set forth in the LTIP Unit Agreement.

Item 5.                 Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) - (b)

            The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of August 25, 2022, based on 7,762,375 shares of Common Stock outstanding as of August 11, 2022.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	2,624,831	33.81%	2,624,831	0	2,624,831	0
Chavez	2,624,831	33.81%	0	2,624,831	0	2,624,831
Hogue	2,624,831	33.81%	0	2,624,831	0	2,624,831
Osher	2,624,831	33.81%	0	2,624,831	0	2,624,831
HS3	2,624,831	33.81%	0	0	0	2,624,831
4

            The amounts reported in the above table exclude and are not diluted for the: (i) the 7,495,090 shares of Common Stock which may be issued to Color Up upon redemption of the 7,495,090 OP Units of the Operating Partnership of which the Issuer is the sole general partner; (ii) the 1,702,128 shares of Common Stock which may be issued upon redemption of the 1,702,128 OP Units issued to HS3 on November 4, 2021 in the Securities Purchase Transaction; (iii) the 425,532 shares of Common Stock which may be issued upon redemption of the 425,532 Additional OP Units which HS3 may purchase upon exercise of the 425,532 Class A Units issued to HS3 on November 2, 2021 in the Securities Purchase Transaction, subject to adjustment as provided in the Class A Unit Agreement; or (iv) the 274,433 shares of Common Stock which may be issued upon redemption of the 274,433 OP Units which may be issued upon the conversion of LTIP Units held by Chavez and Osher and Hogue and 1,500,000 OP Units which may be issued upon the conversion of the Performance Units held by Chavez and Hogue. The Issuer may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed OP Units.

            The amounts reported in the above table exclude and are not diluted for the shares of Common Stock issuable upon exercise of the Warrants. The Issuer issued the Warrants to Color Up on August 25, 2021. The terms of the Warrants are described in Item 4.

            Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described herein, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.             Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

            Item 4 above summarizes certain provisions of certain agreements entered into by the Issuer, Color Up, HS3, Chavez, Hogue, Osher and such other parties party thereto and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Statement, and incorporated herein by reference.

            Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

5

Item 7.             Materials to be Filed as Exhibits

Item 7 of the Statement is amended and supplemented by adding the following exhibits:

Exhibit No.	Description
1

First Amendment to the Employment Agreement, dated August 23, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, LP and Manuel Chavez. (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 26, 2022)

2

First Amendment to the Employment Agreement, dated August 23, 2022, among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, LP and Stephanie Hogue. (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 26, 2022)

3

Form of Performance Unit Agreement among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and the Participant (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 15, 2022).

4

Form of LTIP Unit Agreement (Directors) among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and the Participant (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 15, 2022).

5

Form of LTIP Unit Agreement (Liquidity Event) among Mobile Infrastructure Corporation, Mobile Infra Operating Partnership, L.P. and the Participant (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 26, 2022).

6

Third Amended & Restated Agreement of Limited Partnership of Mobile Infra Operating Partnership, L.P., dated March 18, 2022 (Incorporated by reference to the exhibit filed by Mobile Infrastructure Corporation in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 30, 2022).

7	Joint Filing Agreement (incorporated by reference from the Statement filed on September 2, 2021)
8	Power of Attorney (incorporated by reference from the Statement filed on September 2, 2021)
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 2022

Color Up, LLC

By: /s/ Manuel Chavez

Name: Manuel Chavez, III

Title:   Chief Executive Officer

/s/ Manuel Chavez

Manuel Chavez, III

/s/ Stephanie Hogue

Stephanie Hogue

/s/ Jeffrey Osher

Jeffrey Osher

HSCP Strategic III, L.P.,

a Delaware limited partnership

by: Harvest Small Cap Partners GP, LLC

By: /s/ Jeffrey Osher

Name: Jeffrey Osher

Title: Managing Member